Exhibit 99.40

GREENBROOK TMS ANNOUNCES PARTICIPATION

IN UPCOMING INVESTOR CONFERENCES

November 18, 2020 - Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”), a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States, is pleased to announce that Bill Leonard, Chief Executive Officer, will participate in two upcoming virtual investor conferences.

Presentation Details:

Event: Canaccord Health & Wellness Virtual Conference 2020

Format: Panel- Mental Health Services

Date: Monday, November 23, 2020

Time: 11:00 a.m. (Eastern Time)

Event: Desjardins Digital Healthcare Conference 2020

Format: Corporate Presentation

Date: Tuesday, November 24, 2020

Time: 2:30 p.m. (Eastern Time)

About Greenbrook TMS Inc.

Operating through 125 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 510,000 TMS treatments to over 14,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867